Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

UBS Securities LLC

299 Park Avenue

New York, New York 10171

VIA EDGAR

April 7, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Austin Stephenson
Tabatha Akins
Andrew Mew

Re:	iKang Healthcare Group, Inc. (the “Company”)

Registration Statement on Form F-1 (File No. 333-194263)

Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. New York City Time on April 8, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 25, 2014, through the date hereof:

Preliminary Prospectus dated March 25, 2014:

4,465 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED UBS SECURITIES LLC As Representatives of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

By:	UBS SECURITIES LLC

By:	/s/ Hannah Malter
Name:	Hannah Malter
Title:	Director

By:	/s/ David Lai
Name:	David Lai
Title:	Director